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                                                                  Exhibit (a)(4)

FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION CONTACT:
Tom Long                                Jennifer Sabelhaus
D.F. King & Co.                         Mercer Acquisition LLC
(800) 488-8075                          (800) 207-4698



             MERCER ACQUISITION LLC ANNOUNCES EXTENSION OF TENDER OFFER
    TENDER OFFER FOR LIMITED PARTNERSHIP INTERESTS IN SYNTHETIC INDUSTRIES, L.P.
            EXTENDED UNTIL 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 4, 1999

     SEATTLE, Wash. (May 13, 1999) -- Mercer Acquisition LLC, a Washington limited liability company, announced today that it is extending the expiration date of its offer to purchase up to 40 units of limited partnership interests in Synthetic Industries, L.P., a Delaware limited partnership, until 12:00 Midnight, Eastern Time, on June 4, 1999. A half (1/2) unit has been deposited to date in response to Mercer's offer, which was commenced on May 4, 1999.